Exhibit 4

FOR IMMEDIATE RELEASE	19 DECEMBER 2013

WPP PLC (“WPP”)

GroupM to acquire majority stake in social media marketing agency, ClickMedia in Vietnam

WPP announces that its wholly owned operating company, GroupM, WPP’s global media investment management arm, has agreed to acquire a majority stake in ClickMedia, a social media marketing agency in Vietnam.

Established in 2008, ClickMedia is a full service social media marketing firm which provides social media strategy, campaign strategy and implementation, as well as social media listening, crisis prevention and management.

Clients include Unilever, FrieslandCampina, Piaggio and Estee Lauder. ClickMedia’s unaudited revenues for the year ended 31 December 2012 were VND 23.7 billion with unaudited gross assets at the same date of VND 12.0 billion. The agency employs 55 people.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast-growth markets and sectors and continues WPP’s strategy of strengthening the Group’s capabilities in digital media.

In Vietnam, WPP companies (including associates) generate revenues of US$65 million and employ approximately 1,000 people. In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ more than 47,000 people. Globally, WPP’s digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues of US$16.5 billion.

WPP recently raised its targets from 35-40% for each of fast-growth markets and new media to at least 40-45% over the next five years.

Contact:

Feona McEwan, WPP London
+ 44(0) 207 408 2204

Belinda Rabano, WPP Beijing
+ 86 1360 107 8488